UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)
Lafarge North America Inc.
(Name of the Issuer)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Peter A. Lodwick, Esq. Amy R. Curtis, Esq. Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700

     This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$2,875,439,983.50	$307,672.08
* Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $85.50 per share, net to the seller in cash. As of March 31, 2006 there were 73,350,851 shares of common stock outstanding, of which 39,719,974 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 33,630,877 shares.
** The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:	$255,446.94	2.	Amount Previously Paid:	$23,841.71	3.	Amount Previously Paid:	$28,383.43
	Form or Registration No.:	Schedule TO-T		Form or Registration No.:	Schedule TO-T/A		Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A. (bidder)		Filing Party:	Lafarge S.A. (bidder)		Filing Party:	Lafarge S.A. (bidder)
	Date Filed:	February 21, 2006		Date Filed:	April 7, 2006		Date Filed:	May 1, 2006

     This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) initially filed by Lafarge North America Inc., a Maryland corporation (the “Company”), on May 3, 2006. The filing person is the subject company. This Schedule 13E-3 relates to the amended tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc.
     The second paragraph in the introductory section of Schedule 13E-3 is amended to insert “Amendment No. 11 filed on May 4, 2006” in the definition of “Schedule TO”.
     The third paragraph in the introductory section of Schedule 13E-3 is amended to insert “Amendment No. 5 filed on May 10, 2006” to the definition of “Schedule 14D-9”.
     The fourth paragraph of the introductory section of Schedule 13E-3 is amended to insert the following: “The unaudited financial statements of the Company as of and for the first quarter ended March 31, 2006 are hereby incorporated herein by reference to Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2006.”
     References in the Schedule 13E-3 to information set forth in “Item 4. The Solicitation or Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used,” “Item 8. Additional Information,” Annex A and any other part of the Schedule 14D-9 that has been amended by Amendment No. 5 to the Schedule 14D-9 (or any other amendment thereto) shall be deemed to include such information in the Schedule 14D-9 as amended by such Amendment No. 5 (or by such other amendment).

Item 13.     Financial Statements.
     Section (a) of Item 13. is hereby amended and supplemented as follows:
     “The unaudited financial statements of the Company as of and for the first quarter ended March 31, 2006 included in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2006 are incorporated herein by reference.”
Item 16.     Exhibits.
     Item 16. is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(18)	Amendment No. 5 to the Solicitation/ Recommendation Statement on Schedule 14D-9/A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 10, 2006 and incorporated herein by reference.

(a)(19)	Amendment No. 11 to the Schedule TO, as amended, filed by Lafarge S.A. with the Securities and Exchange Commission on May 4, 2006 and incorporated herein by reference.**

(a)(20)	Letter to Participants in the Lafarge North America Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit(a)(39) to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 10, 2006).**

(a)(21)	Press Release dated May 8, 2006 titled Lafarge North America Announces Clarification Regarding Quarterly Dividend (incorporated by reference to Exhibit(a)(40) to Amendment No. 5 to the Solicitation/ Recommendation Statement on Schedule 14D-9/A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 10, 2006).

(a)(22)	Email from Lafarge North America General Counsel to Directors and Certain Employees Regarding Treatment of LNA Stock Options and Restricted Stock in Lafarge SA Tender Offer (incorporated by reference to Exhibit(a)(41) to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 10, 2006).

Exhibit No.	Description
(a)(23)	Transcript of webcast on May 8, 2006 regarding the Lafarge North America Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit(a)(42) to Amendment No. 5 to the Solicitation/ Recommendation Statement on Schedule 14D-9/A filed by Lafarge North America Inc. with the Securities and Exchange Commission on May 10, 2006).

**	Indicates a document prepared by Lafarge S.A., Efalar and/or another third party. The Company takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Lafarge S.A., Efalar or another third party to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.
By:	/s/ Eric C. Olsen
	Name:	Eric C. Olsen
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 10, 2006

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